UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 10)*

                               PERINI CORPORATION
                               ------------------
                                (Name of Issuer)

                                Common Stock
                -----------------------------------------------
                         (Title of Class of Securities)

                                 713-839108
                                 ----------
                               (CUSIP Number)

                               Gregory D. Hitchan
                         Blum Capital Partners, L.P.
                      909 Montgomery Street, Suite 400
                           San Francisco, CA 94133
                                (415) 434-1111
                ------------------------------------------------
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 20, 2005
                                -----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 Page 1 of 9

CUSIP NO. 713-839108            SCHEDULE 13D                      Page 2 of 9

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                        PB CAPITAL PARTNERS, L.P.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON              94-3248865
------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [x]**
                                                                     (b) [x]**
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                                       WC

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                             Delaware

------------------------------------------------------------------------------
                    7.   SOLE VOTING POWER                                 -0-
   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                        449,890**
   BENEFICIALLY
   OWNED BY EACH
   PERSON WITH
                   -----------------------------------------------------------
                    9.  SOLE DISPOSITIVE POWER                             -0-
                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                   449,890**


------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  449,890**


------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                1.7%**



------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               PN
------------------------------------------------------------------------------
** See Item 5

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 713-839108            SCHEDULE 13D                      Page 3 of 9

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                      BLUM CAPITAL PARTNERS, L.P.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               94-3205364
------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [x]**
                                                                     (b) [x]**
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                           Not Applicable

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                           California

------------------------------------------------------------------------------
                    7.   SOLE VOTING POWER                                 -0-
   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                        449,890**
   BENEFICIALLY
   OWNED BY EACH
   PERSON WITH
                   -----------------------------------------------------------
                    9.  SOLE DISPOSITIVE POWER                             -0-
                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                   449,890**


------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  449,890**


------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                1.7%**

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                           PN, IA

------------------------------------------------------------------------------
** See Item 5
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 713-839108            SCHEDULE 13D                      Page 4 of 9

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON               RICHARD C. BLUM & ASSOCIATES, INC.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               94-2967812
------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [x]**
                                                                     (b) [x]**
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                           Not Applicable

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                           California

------------------------------------------------------------------------------
                    7.   SOLE VOTING POWER                                 -0-
   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                        449,890**
   BENEFICIALLY
   OWNED BY EACH
   PERSON WITH
                   -----------------------------------------------------------
                    9.  SOLE DISPOSITIVE POWER                             -0-
                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                   449,890**


------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  449,890**


------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                1.7%**

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               CO

------------------------------------------------------------------------------
** See Item 5
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



CUSIP NO. 713-839108            SCHEDULE 13D                      Page 5 of 9

Item 1.  Security and Issuer
----------------------------

This Amendment No. 10 amends the Statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission (the "Commission") on April 26, 2004 by PB Capital Partners, L.P., a Delaware limited partnership ("PB Capital"), Blum Capital Partners, L.P., a California limited partnership ("Blum L.P."); Richard C. Blum & Associates, Inc., a California corporation ("RCBA Inc."), (collectively, the "Reporting Persons"); and Richard C. Blum. This Amendment No. 10 relates to shares of Common Stock, $1.00 par value (the "Common Stock") of Perini Corporation, a Massachusetts corporation (the "Issuer"). The principal executive office and mailing address of the Issuer is 73 Mt. Wayte Avenue, Framingham, Massachusetts 01701. The following amendments to the Schedule 13D are hereby made. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

Item 2.  Identity and Background
--------------------------------

Item 2 of the Schedule 13D is hereby amended as follows:

Since the filing of Amendment No. 9 to Schedule 13D, there have been changes to the executive officers and directors of Blum L.P. and RCBA Inc.

The principal business office address of Blum L.P. and RCBA Inc. is 909 Montgomery Street, Suite 400, San Francisco, California 94133. The names of the executive officers and directors of Blum L.P. and RCBA Inc., their addresses, citizenship and principal occupations are as follows:

Name and               Business             Citizenship  Principal Occupation
Office Held            Address                             or Employment
--------------------  ----------------------- ---------  --------------------

Richard C. Blum       909 Montgomery St.       USA      President & Chairman,
President,            Suite 400                         Blum L.P.
Chairman & Director   San Francisco, CA 94133

Nils Colin Lind       909 Montgomery St.       Norway   Managing Partner,
Managing Partner      Suite 400                         Blum L.P.
& Director            San Francisco, CA 94133

John C. Walker        909 Montgomery St.       USA      Partner,
Partner               Suite 400                         Blum L.P.
                      San Francisco, CA 94133

Jose S. Medeiros      909 Montgomery St.       Brazil   Partner,
Partner               Suite 400                         Blum L.P.
                      San Francisco, CA 94133

John H. Park          909 Montgomery St.       USA      Partner,
Partner               Suite 400                         Blum L.P.
                      San Francisco, CA 94133


CUSIP NO. 713-839108            SCHEDULE 13D                      Page 6 of 9

Name and              Business                 Citizen-   Principal Occupation
Office Held           Address                  ship       or Employment
--------------------  -----------------------  ---------  --------------------
Gregory L. Jackson    909 Montgomery St.       USA        Partner,
Partner               Suite 400                           Blum L.P.
                      San Francisco, CA 94133

Jeffrey A. Cozad      909 Montgomery St.       USA        Partner,
Partner               Suite 400                           Blum L.P.
                      San Francisco, CA 94133

Marc T. Scholvinck    909 Montgomery St.       USA        Partner & Chief
Partner, Chief        Suite 400                           Financial Officer,
Financial Officer,    San Francisco, CA 94133             Blum L.P.
Assistant Secretary
& Director

Gregory D. Hitchan    909 Montgomery St.       USA        General Counsel
General Counsel       Suite 400                           & Secretary,
& Secretary           San Francisco, CA 94133             Blum L.P.


To the best knowledge of the Reporting Persons, none of the entities or persons identified in this Item 2 has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.  Purpose of the Transaction
-----------------------------------

Pursuant to the terms of an Underwriting Agreement, dated as of December 14, 2005 (the "Underwriting Agreement"), among the Issuer, Blum L.P., PB Capital and the underwriter party thereto, on December 20, 2005, Blum L.P. and PB Capital sold to such underwriter an aggregate of 2,667,257 shares of Common Stock at a price of $22.44 per share (net of underwriting discounts and commissions), in a public offering pursuant to the Issuer's Registration Statement on Form S-1 (Registration No. 333-117344) and the prospectus supplement dated December 14, 2005 filed by the Issuer with the Commission on December 16, 2005 (the "Offering"). Also pursuant to the Underwriting Agreement, Blum L.P. and PB Capital granted to such underwriter a 30-day option to purchase an aggregate of 400,089 additional shares of Common Stock, at a price of $22.44 per share (net of underwriting discounts and commissions), to cover any over-allotments.

The information set forth in this Item 4 is qualified in its entirety by reference to the Underwriting Agreement (Exhibit A hereto), which is incorporated by reference herein in its entirety.



CUSIP NO. 713-839108            SCHEDULE 13D                      Page 7 of 9


Item 5.  Interest in Securities of the Issuer
---------------------------------------------

Item 5 is hereby amended as follows: (a), (b) According to the Issuer's Prospectus Supplement filed with the Commission on December 16, 2005, there were 26,028,500 shares of Common Stock issued and outstanding as of December 2, 2005. Based on such information, after taking into account the transactions described in Item 5(c) below, the Reporting Persons report beneficial ownership of the following shares of Common Stock:
(i) 399,227 shares of Common Stock held by Blum L.P. and RCBA Inc.
on behalf of the limited partnership for which Blum L.P. serves as the general partner, which represents 1.5% of the outstanding shares of the Common Stock; and (ii) 49,801 shares of the Common Stock that are legally owned by United Brotherhood of Carpenters Pension Plan ("UBC")
(the "Investment Advisory Client"), with respect to which Blum L.P. has voting and investment power. The Investment Advisory Client represents
..2% of the outstanding shares of Common Stock. The Investment Advisory Client has entered into an investment management agreement with Blum L.P., but does not have any contract, arrangement or understanding with any other Reporting Person, with respect to the acquisition, ownership, disposition or voting of any shares of the Common Stock. The Investment Advisory Client disclaims membership in a group with any Reporting Person, and disclaims beneficial ownership of any shares beneficially owned by the Reporting Persons other than for their own account.

Voting and investment power concerning the above shares are held solely by Blum L.P. The Reporting Persons therefore may be deemed to be members in a group, in which case the group would be deemed to have beneficial ownership of an aggregate of 449,890 shares of the Common Stock, which is 1.7% of the outstanding Common Stock. As the sole general partner of Blum L.P., RCBA Inc. is deemed the beneficial owner of the securities over which Blum L.P. has voting and investment power. The filing of this Schedule shall not be construed as an admission that any of the shareholders, directors or executive officers of RCBA Inc., is, for any purpose, the beneficial owner of any of the securities that are beneficially owned by RCBA Inc.

c) The Reporting Persons effected the following transactions in the Common Stock during the 60 days prior to the filing of this Schedule 13D:

On December 20, 2005, the Reporting Persons sold the following number of shares of Common Stock in the Offering for a price of $22.44 per share (net of underwriting discounts and commissions):

Entity                           Trade Date   Shares    Price/Share
------                           ----------   ---------  ---------
Blum L.P. and the investment     12-20-05     2,667,257    22.44
partnership for which Blum L.P.
serves as the general partner.

(d) Not applicable.

(e) As of December 20, 2005, the Reporting Persons ceased to be beneficial owners of more than five percent of the Common Stock.

CUSIP NO. 713-839108            SCHEDULE 13D                      Page 8 of 9


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
------------------------------------------------------------------------------

In connection with the Offering, each of Blum LP and PB Capital entered into an agreement dated as of November 28, 2005, (a "Lock-Up Letter") with the underwriter, pursuant to which, among other things, each agreed that for a period ending 90 days after the date of the final prospectus relating to the Offering, such Reporting Person will not, subject to certain exceptions:
(i) offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any additional shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock, (ii) enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of the Common Stock, whether any such aforementioned transaction is to be settled by delivery of Common Stock or such other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or enter into any such transaction, swap, hedge or other arrangement.

Also in connection with the Offering, each of Blum L.P. and PB Capital entered into the Underwriting Agreement. The Underwriting Agreement provided for the sale of an aggregate of 2,667,257 shares of Common Stock at a price of $22.44 per share (net of underwriting discounts and commissions), such sale was completed on December 20, 2005. Also pursuant to the Underwriting Agreement, Blum L.P. and PB Capital granted to such underwriter a 30-day option to purchase an aggregate of 400,089 additional shares of Common Stock, at a price of $22.44 per share (net of underwriting discounts and commissions), to cover any over-allotments.

Except as set forth above, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, the other persons named in Item 2, is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

The information set forth in this Item 6 is qualified in its entirety by reference to the Underwriting Agreement (Exhibit A hereto) and the form of Lock-up Letter (Exhibit B hereto), each of which is incorporated by reference herein in its entirety.


Item 7.  Material to be Filed as Exhibits
-----------------------------------------

Exhibit A Underwriting Agreement (incorporated by reference to Exhibit
1.1 of the Issuer's Post-Effective Amendment No. 4 to Form S-1,
Registration Number 333-11734 filed with the Securities and Exchange Commission on December 14, 2005).

Exhibit B Form of Lock-up Letter (incorporated by reference to Exhibit A to the Underwriting Agreement).

Exhibit C Joint Filing Undertaking (filed herewith).



CUSIP NO. 713-839108            SCHEDULE 13D                     Page 9 of 9

                                 SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

December 21, 2005

RICHARD C. BLUM & ASSOCIATES, INC.    BLUM CAPITAL PARTNERS, L.P.
                                      By:  Richard C. Blum & Associates, Inc.
                                           its general partner



By:  /s/ Gregory D. Hitchan           By:  /s/ Gregory D. Hitchan
    -------------------------------       -----------------------------------
    Gregory D. Hitchan                     Gregory D. Hitchan
    General Counsel and Secretary          General Counsel and Secretary



PB CAPITAL PARTNERS, L.P.
By: Blum Capital Partners, L.P.,
    its general partner
By: Richard C. Blum & Associates, Inc.,
    its general partner


By: /s/ Gregory D. Hitchan
   -------------------------------
    Gregory D. Hitchan
    General Counsel and Secretary




CUSIP NO. 713-839108            SCHEDULE 13D                     Page 1 of 1

                                  Exhibit C

                           Joint Filing Undertaking

The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to the Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.

December 21, 2005

RICHARD C. BLUM & ASSOCIATES, INC.    BLUM CAPITAL PARTNERS, L.P.
                                      By:  Richard C. Blum & Associates, Inc.
                                           its general partner



By:  /s/ Gregory D. Hitchan           By:  /s/ Gregory D. Hitchan
    -------------------------------       -----------------------------------
    Gregory D. Hitchan                     Gregory D. Hitchan
    General Counsel and Secretary          General Counsel and Secretary



PB CAPITAL PARTNERS, L.P.
By: Blum Capital Partners, L.P.,
    its general partner
By: Richard C. Blum & Associates, Inc.,
    its general partner



By: /s/ Gregory D. Hitchan
   -------------------------------
   Gregory D. Hitchan
   General Counsel and Secretary